RAPIDe-1 Phase 2 Top-line Data December 8, 2022

Disclaimer This Presentation may contain certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA with respect to the clinical hold on PHA121 clinical trials in the U.S., the expected timing, progress, or success of our clinical development programs especially for PHVS416 and PHVS719 which are in mid-stage clinical trials and are currently on hold in the U.S. as a result of the FDA clinical hold, risks associated with the COVID-19 pandemic which may adversely impact our business, nonclinical studies, and clinical trials, the timing of regulatory approvals, the value of our ordinary shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 2

Agenda 3 Introduction Berndt Modig, CEO Pharvaris Review of RAPIDe-1 top-line Phase 2 data Peng Lu, MD PhD, CMO Pharvaris KOL perspective Marcus Maurer, MD, Professor of Dermatology and Allergy at the Charité – Universitätsmedizin Berlin; principal investigator on the RAPIDe-1 study Closing Remarks, Q&A

Agenda 4 Introduction Berndt Modig, CEO Pharvaris Review of RAPIDe-1 top-line Phase 2 data Peng Lu, MD PhD, CMO Pharvaris KOL perspective Marcus Maurer, MD, Professor of Dermatology and Allergy at the Charité – Universitätsmedizin Berlin; principal investigator on the RAPIDe-1 study Closing Remarks, Q&A

Despite substantial progress there still is a significant unmet need in the on-demand treatment of HAE attacks 5 Treatment today means painful injections … … and often one dose does not suffice … … while finding a place to administer the drug causes an extra burden As a result, people living with HAE often delay or even avoid therapy against clinical guideline recommendations Company research, fall 2022, (patients n = 103, HCPs n = 100)

People living with HAE are hoping for better on-demand therapies that offer rapid symptom relief with one single, oral dose 6 Patients want rapid onset of symptom relief … … with single dose durability … … in an oral pill Company research, fall 2022, (patients n = 103, HCPs n = 100) Effectively targeting bradykinin with a small molecule has the potential to deliver on their hopes

Pharvaris has discovered the first orally bioavailable bradykinin B2 receptor antagonist

- New molecular entity
- Potent inhibition of the bradykinin B2 receptor
- Rapid absorption, exposure, and tolerability in Phase 1
- Dose and exposure threshold predicted from human surrogate endpoint
  - Bradykinin challenge in healthy volunteers



PHA121

Pharvaris' mission is to develop **novel, oral alternatives** that **improve** the **standard of care** for people living with HAE

Lesage et al, Frontiers in Pharmacology 2020, doi: 10.3389/fphar.2020.00916; ; Lesage et al, Int. Immunopharmacology 2022, doi.org/10.1016/j.intimp.2022.108523; https://ir.pharvaris.com/static-files/0361cd85-6000-490b-932b-d305e1f3ca1b; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3 ; https://ir.pharvaris.com/static-files/33217945-6893-4f49-8a93-c80ea6fb2a31 ; https://doi.org/10.1016/j.jaci.2019.12.094

PHARVARIS © 2022 7

8 Introduction Berndt Modig, CEO Pharvaris Review of RAPIDe-1 top-line Phase 2 data Peng Lu, MD PhD, CMO Pharvaris KOL perspective Marcus Maurer, MD, Professor of Dermatology and Allergy at the Charité – Universitätsmedizin Berlin; principal investigator on the RAPIDe-1 study Closing Remarks, Q&A Agenda

HAE RAPIDe-1 study: Phase 2 study of on-demand treatment of angioedema attacks in patients with Type I or II HAE www.hae-rapide.com; https://clinicaltrials.gov/ct2/show/NCT04618211; https://hae-rapide.us/; https://www.clinicaltrialsregister.eu/ctr-search/search?query=2020-003445-11 9 Screening Period Randomization Non-attack Attack 1 Attack 2 Attack 3 PHVS416 (10 mg) placebo 10 mg 10 mg placebo 10 mg 10 mg placebo 10 mg 10 mg PHVS416 (20 mg) PHVS416 (30 mg) placebo 20 mg 20 mg placebo 20 mg 20 mg placebo 20 mg 20 mg placebo 30 mg 30 mg placebo 30 mg 30 mg placebo 30 mg 30 mg Primary objective: to evaluate angioedema symptom relief within four hours in acute attacks of patients with HAE type 1 or 2 Study design: Placebo-controlled, three dose levels Part I: patients randomized and received a single dose of PHA121 in clinic for PK and safety assessment Part II: patients treated three attacks with two PHA121 vs. one placebo 74 HAE patients enrolled from ~30 sites in US, Canada, Europe, Israel, and UK

RAPIDe-1: Primary, key secondary and other endpoints Primary Endpoint Change in VAS-3 score from pre-treatment to 4h post-treatment  Key Secondary Endpoints Time to onset of symptom relief (VAS-3; ≥30% reduction from the pre-treatment score) Time to a ≥50% reduction in VAS-3 score from the pre-treatment score  Time to almost complete and complete symptom relief (VAS; all 3 items ≤10) Change of MSCS (mean symptom complex severity) score from pre-treatment to 4h post-treatment TOS (treatment outcome score) at 4h post-treatment Other Endpoints Included in the top-line Outputs Proportion of study-drug-treated attacks requiring the use of HAE rescue medication Time to the first use of HAE rescue medication Safety and PK assessments CONFIDENTIAL 10

Demographics and baseline characteristics are generally balanced (mITT Analysis Set) 11 mITT = modified intent-to-treat. The mITT Analysis Set includes all randomized patients who had at least one treated HAE attack and who had non-missing VAS results at both pre-treatment and at least 1 post-treatment time point of that attack 156 attacks from 73 patients were included in the safety analysis set 147 attacks from 62 patients were included in the mITT analysis set for efficacy This presentation includes data for an investigational product not yet approved by regulatory authorities

PK profile in HAE patients: Rapid absorption confirmed, consistent with Phase 1 healthy volunteer studies 12 Rapid absorption with mean plasma levels >EC85 (13.8 ng/mL) reached within 30 min Mean plasma levels maintained >EC85 for approximately 8 h at 10 mg or 20 mg >10 h at 30 mg dose EC85 levels established using bradykinin challenge, a human surrogate endpoint study in healthy volunteers EC85 13.8 mg/L This presentation includes data for an investigational product not yet approved by regulatory authorities

Primary endpoint: PHVS416 significantly reduces attack symptoms by VAS-3 at 4h



Mean ± SEM
PHVS416 10 mg (N=37)
PHVS416 20 mg (N=28)
PHVS416 30 mg (N=31)
Placebo (N=51)
Change in composite VAS score from pre-treatment
Time (hours) after treatment
10
0
−10
−20
−30
0 1 2 3 4 5 6 8 24

Difference from placebo in change from pre-treatment to 4 h post-treatment, least-squares mean (95% CI)		
PHVS416 10 mg	-16.75 (-21.52, -11.97)	$p < 0.0001^{\dagger}$
PHVS416 20 mg	-15.02 (-20.22, -9.81)	$p < 0.0001$
PHVS416 30 mg	-16.28 (-21.27, -11.29)	$p < 0.0001$
Combined PHVS416	-16.08 (-19.87, -12.29)	

Median VAS-3 at pre-treatment ranges from 24.33-27.00 across different dose levels

†Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Attacks in mITT Analysis Set refer to attacks treated with blinded study drug that had non-missing VAS result at pre-treatment and at least one non-missing VAS result post-treatment. VAS-3 =electronically captured, numerically assisted visual analogue scale. Figure is based on descriptive summary of mean and SEM (standard error of the mean). Least-squares mean differences, CIs, and p-values come from a mixed-effects model with repeated measures (MMRM). Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo

PHARVARiS
© 2022
This presentation includes data for an investigational product not yet approved by regulatory authorities 13

†Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. PHVS416 significantly shortened time to onset of symptom relief (30% reduction in VAS-3) 14 This presentation includes data for an investigational product not yet approved by regulatory authorities

PHVS416 significantly reduces time to 50% reduction in VAS-3 15 †Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. This presentation includes data for an investigational product not yet approved by regulatory authorities

PHVS416 significantly reduces time to almost complete or complete symptom relief (all individual VAS ≤ 10) 16 †Nominal p-value; VAS assessed every 30 minutes up to 4 hours post-treatment, then at 5, 6, 8, 24, 48 hours; N = The number of attacks in the mITT Analysis Set. Median time based on Kaplan-Meier estimates. p-values based on a marginal Cox proportional hazards model. The combined PHVS416 results are based on post-hoc analyses to provide a reference of the result by pooling all three active doses. This presentation includes data for an investigational product not yet approved by regulatory authorities

Greater improvement in MSCS and TOS with PHVS416 than placebo 17 †Nominal p-value; MSCS = Mean Symptom Complex Severity, TOS = Treatment Outcome Score, CI = confidence interval, LSMD = least-squares mean difference; least-squares mean, LSMD, CIs, and p-values for MSCS change from pre-treatment/TOS come from mixed-effect models with repeated measures (MMRM). Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using similar MMRM with all three active doses combined vs placebo This presentation includes data for an investigational product not yet approved by regulatory authorities

PHVS416 significantly improves TOS score at 4h 18 Source: Vernon M, Rentz AM, Wyrwich KW, et al. Qual Life Res.2009; †Nominal p-value; N = The number of attacks in the mITT Analysis Set. TOS = Treatment Outcome Score. Figure is based on descriptive summary of mean and SEM. The least-squares mean differences, CIs, and p-values come from an MMRM. Data after rescue medication use is not included. The combined PHVS416 result is based on post-hoc analysis using a similar MMRM with all three active doses combined vs placebo Minimally Important Difference (MID) for TOS is 30 This presentation includes data for an investigational product not yet approved by regulatory authorities

Patients treating with PHVS416 used substantially less rescue medication 19 N = The number of attacks in the mITT Analysis Set This presentation includes data for an investigational product not yet approved by regulatory authorities

TOS Patient Reported Outcome (PRO) 20 TOS PRO captures change in five symptom complexes of HAE attacks At each timepoint, the change in attack symptom from pre-treatment is reported by patient PRO – how do you feel now compared to before receiving study drug?

Time to symptom relief by TOS PRO demonstrated consistent efficacy at all doses 21 TOS = Treatment Outcome Score. PRO = Patient Reported Outcome. SC = Symptom Complex. KM = Kaplan-Meier. NE = Not Estimable * Within 48 hours assessments

PHVS416 was well tolerated at all doses 22 No treatment-related SAEs or AEs of severe severity No AEs leading to treatment discontinuation   No treatment-related AEs of laboratory parameters, vital signs, or ECG parameters  Few treatment-related AEs reported within 48 h after administration of study drug N= The number of subjects (Part I) and number of attacks (Part II) in the Safety Analysis Set. The Safety Analysis Set includes all randomized patients who received any dose of study drug. Treatment-related AEs within 48 h post-treatment are included This presentation includes data for an investigational product not yet approved by regulatory authorities

Recap of RAPIDe-1 top-line results A total of 74 patients from 13 countries were enrolled to the study, 62 of them had 147 attacks that were treated with blinded study drug and included in efficacy evaluation The primary endpoint and all key secondary endpoints were met PHVS416 demonstrated rapid onset of action, symptom relief, and resolution of HAE attacks  PHVS416 substantially reduced the use of rescue medications PHVS416 was well tolerated at all dose levels There were no treatment-related SAEs, no treatment-related AEs of severe severity, and no AEs leading to treatment discontinuation 23 This presentation includes data for an investigational product not yet approved by regulatory authorities

24 Introduction Berndt Modig, CEO Pharvaris Review of RAPIDe-1 top-line Phase 2 data Peng Lu, MD PhD, CMO Pharvaris KOL perspective Marcus Maurer, MD, Professor of Dermatology and Allergy at the Charité – Universitätsmedizin Berlin; principal investigator on the RAPIDe-1 study Closing Remarks, Q&A Agenda

25 Introduction Berndt Modig, CEO Pharvaris Review of RAPIDe-1 top-line Phase 2 data Peng Lu, MD PhD, CMO Pharvaris KOL perspective Marcus Maurer, MD, Professor of Dermatology and Allergy at the Charité – Universitätsmedizin Berlin; principal investigator on the RAPIDe-1 study Closing Remarks, Q&A Agenda

On-demand and prophylaxis: Developing two oral products utilizing the same active ingredient 26 PHVS719 Extended-release tablet formulation Aim to maintain compound exposure to prevent attacks, for convenient and effective control* PHVS416 Softgel capsule formulation Potential to provide rapid, easy, and reliable symptom relief for all attacks* Enabled by colonic absorption Enabled by early absorption in the stomach and gut *Aspirational; to be confirmed with clinical data

Q&A

Appendix 28

Results summary of primary efficacy endpoint 29

Results summary of key secondary efficacy endpoints 30

VAS-3 is a measure of HAE attack severity, based electronically captured numerically assisted visual scale

- Electronically captured patient-reported assessment of three symptoms
  - Skin pain, skin swelling, abdominal pain
- Patient indicates the severity of symptom on a sliding scale, from 0-100
- Once an attack qualifies and is treated, VAS-3 assessed every ~30 min until 4 hours post-treatment and then at 5, 6, 8, 24, 48 hours post-treatment
- Used in approval of two most recently approved on-demand therapies
  - FIRAZYR® icatibant and RUCONEST® C1 esterase inhibitor [recombinant]
- VAS, MSCS, TOS are only endpoints listed for attacks in FDA compendium of clinical outcome assessments (2021) as listed by Division of Pulmonology, Allergy and Critical Care



Please tap on the scale to indicate your skin pain now
100: worst possible
64
0: no symptom

Firazyr is a registered trademark of Shire, and marketed by Takeda; Ruconest is a registered trademark of and marketed by Pharming; FDA 2021 COA compendium: https://www.fda.gov/drugs/development-resources/clinical-outcome-assessment-compendium

PHARVARIS © 2022
31

MSCS and TOS: definitions 32 Validated patient-reported outcome measures to comprehensively capture symptom severity and change of HAE attacks MSCS (Mean Symptom Complex Severity) score is a point-in-time measure of symptom severity:  Patients rated the severity of each affected symptom on a categorical scale (0 = normal, 1 = mild, 2 = moderate, 3 = severe) Calculated as average score from all affected anatomic sites of attack (symptom complexes or SC) pre-treatment  Decrease in MSCS score reflects improvement in symptom severity TOS (Treatment Outcome Score) is a measure of symptom response to treatment:  Patient assessment of response for each affected SC recorded on categorical scale (significant improvement [100], improvement [50], same [0], worsening [-50], significant worsening [-100]) Calculated as weighted average of the response at all SC using pre-treatment severity as the weight  TOS value >0 reflects improvement in symptoms from pre-treatment

Nasdaq: PHVS